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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.     )*


                   AMERICAN ARCHITECTURAL PRODUCTS CORPORATION
                                (Name of Issuer)



                          COMMON STOCK, $.001 PER SHARE
                         (Title of Class of Securities)



                                   023857 10 5
                                 (CUSIP Number)

                                November 21, 1997
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]   Rule 13d-1(b)
[X]   Rule 13d-1(c)
[ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13G

CUSIP NO. 023857 10 5                              PAGE    2    OF    7    PAGES

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         LORILEE AMEDIA
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]


--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         OHIO
--------------------------------------------------------------------------------
  NUMBER OF      5      SOLE VOTING POWER                      0
   SHARES
BENEFICIALLY     ---------------------------------------------------------------
  OWNED BY       6      SHARED VOTING POWER            1,500,000
    EACH
  REPORTING      ---------------------------------------------------------------
   PERSON        7      SOLE DISPOSITIVE POWER                 0
    WITH
                 ---------------------------------------------------------------
                 8      SHARED DISPOSITIVE POWER       1,500,000

--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,500,000
--------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         11.5%, based upon 12,987,386 shares outstanding at 12/31/97.
--------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
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ITEM 1(A)         NAME OF ISSUER:

         AMERICAN ARCHITECTURAL PRODUCTS CORPORATION

ITEM 1(B)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         755 Boardman-Canfield Road
         South Bridge Executive Center
         Building G West
         Boardman, Ohio 44512

ITEM 2(A)         NAME OF PERSON FILING:

         Lorilee Amedia

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         496 South Briarcliff Drive
         Canfield, Ohio 44406

ITEM 2(C)         CITIZENSHIP:

         Ohio

ITEM 2(D)         TITLE OF CLASS OF SECURITIES:

         Common Stock, $.001 par value per share

ITEM 2(E)         CUSIP NUMBER:

         023857 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS a:

                  (a)  [ ]  Broker or Dealer registered under Section 15 of the
                            Act (15 U.S.C. 78o)

                  (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act
                            (15 U.S.C. 78c)

                  (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

                  (d)  [ ]  Investment Company registered under Section 8 of the
                            Investment Company Act of 1940 (15 U.S.C. 80a-8)

                  (e)  [ ]  An investment Adviser in accordance with Section
                            240.13d-1(b)(1)(ii)(E)

                  (f)  [ ]  An employee benefit plan, or endowment fund in
                            accordance with Section 240.13d-1(b)(1)(ii)(F)

                  (g)  [ ]  A parent holding company or control person in
                            accordance with Section 240.13d-1(b)(1)(ii)(G)


                                Page 3 of 7 Pages
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                  (h)  [ ]  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                  (i)  [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
                            (15 U.S.C. 80a-3);

                  (j)  [ ]  Group, in accordance with Section
                            240.13d-1(b)(1)(ii)(H)

If this statement is filed pursuant to Section 240.13d-1(c), check this box. [X]



ITEM 4.           OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      AMOUNT BENEFICIALLY OWNED:

                  Lorilee Amedia is the beneficial owner of 1,500,000 shares of Common Stock of American Architectural Products Corporation.

         (b)      PERCENT OF CLASS:

                  Lorilee Amedia is the beneficial owner of 11.5% of the Common Stock of American Architectural Products Corporation, based upon 12,987,386 shares outstanding as of December 31, 1997.

         (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)      sole power to vote or to direct the vote

                           0

                  (ii)     shared power to vote or to direct the vote

                           1,500,000

                  (iii)    sole power to dispose or to direct the disposition of

                           0

                  (iv) shared power to dispose or to direct the disposition of

                           1,500,000

Instruction:      For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).


                                Page 4 of 7 Pages
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ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                  Not applicable.

Instruction:      Dissolution of a group requires a response to this item.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                  Lorilee Amedia is one of the two general partners in the Amedia Family Limited Partnership. Pursuant to the terms of the limited partnership agreement, Mrs. Amedia and the other general partner, Frank Amedia, have the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock. In addition, Mrs. Amedia owns 48% of the partnership units of the Amedia Family Limited Partnership and, thereby, possesses the right to receive dividends from or the proceeds from the sale of his pro rata interest in the Common Stock upon distribution of assets from the Amedia Family Limited Partnership. Four other limited partners in the Amedia Family Limited Partnership each own a 1% partnership interest, entitling each to receive dividends from or the proceeds from the sale of his or her pro rata interest in the Common Stock upon distribution of assets from the Amedia Family Limited Partnership.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  If a parent holding company has filed this Schedule pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  If a group has filed this Schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this Schedule pursuant to Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

                  Not applicable.


                                Page 5 of 7 Pages
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ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                  Not applicable.


                                Page 6 of 7 Pages
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ITEM 10.          CERTIFICATIONS

                  The following certification shall be included if the statement is filed pursuant to Section 240.d-1(c):

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             4/13/98
                                             -----------------------------------
                                             Date

                                             /s/ Lorilee Amedia
                                             -----------------------------------
                                             Signature

                                             Lorilee Amedia
                                             -----------------------------------
                                             Name/Title


                                Page 7 of 7 Pages